James F. Hinrichs Chief Financial Officer	3750 Torrey View Court San Diego, CA 92130 858-617-2192 tel. jim.hinrichs@carefusion.com carefusion.com

May 13, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CareFusion Corporation
Request for Withdrawal of Form S-3 Registration Statement No. 333-195883

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, CareFusion Corporation (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-195883), together with all exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2014.

The Company requests this withdrawal because the Registration Statement was submitted using an erroneous EDGAR submission type (S-3 instead of S-3ASR). The Company intends to refile the Registration Statement shortly using the correct EDGAR submission type for this filing. No securities were offered or sold pursuant to the Registration Statement.

We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Nathaniel Sisitsky, Vice President and Associate General Counsel, at (858) 617-5911.

Sincerely, /s/ James F. Hinrichs